Golenbock Eiseman Assor Bell & Peskoe
437 Madison Avenue - 40th Floor
New York, New York 10022
Telephone - 212-907-7349
Fax - 212-754-0330

June 13, 2007

Via EDGAR
United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	Max Webb, Esq.
Joshua Ravitz, Esq.

Re:	Equicap, Inc.
Registration Statement on Form SB-2
Filed April 18, 2007
File No. 333-142204

Dear Messrs Webb and Ravitz:

We are responding to your comments by letter dated May 18, 2007, sent to Equicap, Inc. (“Company”) to the above referenced registration statement (“Registration Statement”). We have repeated the staff comments for your convenience, with a written response set forth thereafter.

If you have any questions, please do not hesitate to call me at the numbers listed above. Please note that I have changed law firms, and I may be reached at the above address.

General

1.  You refer repeatedly to resales. Please note that the Securities Act registers sales, not "resales," and revise accordingly.

RESPONSE:

The Registration Statement has been revised to change the word “resales” to “sales” throughout.

2.  Please define your terms the first time they are used, including:

•	Page 5: OEM
•	Page 17: "investors in the offering”
•	Page 19: "make good shares"
•	Page 23: "anti-dilution protection"
•	Page 23: "cashless-exercise provisions"
•	Page 25: "Euro III and IV standards"

Mr. Max Webb
June 13, 2007

RESPONSE:

The Registration Statement has been revised to eliminate the use of “OEM”, and the terms “investors in the offering,” “make-good shares,” “anti-dilution protection,” “cashless exercise provisions” and “Euro III and IV standard” have all been defined or explained at their first use.

3.  Please provide a basis for factual claims in the filing or indicate that they are based on your own research, including:

•	Page 33: various claims regarding the Chinese domestic market, industrial equipment market, agricultural market, and light duty truck market.
•	Page 34: claims regarding China's worldwide auto parts sales and expectations for the future.
•	Page 38: claim that the percentage of forklifts in China that use electrical motors will increase from 10% to 20% over the next five to 10 years.

RESPONSE:

For the first two of the above referenced statements, the Registration Statement has been revised to include the source of the information. For the last of the above referenced statements the Registration Statement has been revised to reflect it is the company’s belief. For the last, the company has not been able to locate a specific public source that can be accessed.

Generally about us. page 3

4.  Please revise your summary to provide more information on your company, subsidiaries, and products, including that:

•	Diesel engines account for more than 90% of your total revenues, as indicated on page 4.
•
"The diesel engine products largely are sold within the domestic market of China and the auto parts products are sold mostly within the international market with the primary region being North America," as indicated on page 31.

•	ZhongChai JV is your principal operating subsidiary and that you anticipate that China will continue to be your primary sales base in the near future, as you indicate on page 11.
•	You intend to contribute $8 million to the joint venture in the near future, as you indicate on page 20.
•	IBC "focuses particularly on starters and alternators, for sale primarily in the North American aftermarket and replacement sector," as indicated on page 34.
•	Your largest market share is in forklifts, as indicated on page 37.

Mr. Max Webb
June 13, 2007

RESPONSE:

The Registration Statement has been revised to respond to each of the bullet points above by expanding the summary section.

We wish to point out that the company has just commenced its operations in China and accordingly it has revised the entire Registration Statement to reflect the anticipatory nature of its operations through the use of the future tense, where appropriate, or words such as anticipates. With other statements, we hope this clarifies that the China located business of diesel engine marketing is being commenced as compared to the auto parts which is an ongoing business.

To the extent things have been achieved in the establishment of the China located business, such as the funding of the joint venture, that has been clarified.

5.  Please disclose your revenues and net income for the most recent audited period and interim stub to provide a financial snapshot of your company.

RESPONSE:

The summary section of the Registration Statement has been revised to include the annual and recent quarter numbers of revenues and net income.

Risk Factors, page 3 General

6.  Please consider a risk factor about the expected growth in the use of electrical motors for forklifts and other vehicles in China, as mentioned on page 38.

RESPONSE:

The Registration Statement has been modified to include a risk factor about the use electrical motors.

Conversion of Convertible Note of Equicap, page 18

7.  Reference is made to the disclosure that the Company and Fountainhead Capital Partners Limited ("Fountainhead") entered into a convertible note on September 30, 2006 and the outstanding principal and accrued interest of approximately $100,000 was converted into 702,132 shares (at a $1.42/ share conversion price) upon the closing of the Share Exchange in March 2007. The conversion price for this loan represented a highly significant 90% discount to the $1.42 price per share received in the private placement offering for which the $12 million offering was a condition to the Share Exchange, as disclosed in a separate section on this same page. Furthermore, we note that Fountainhead is an affiliated company who provides financial advisor services for the company.

Mr. Max Webb
June 13, 2007

In addition, your September 30, 2006 Form 10-QSB that initially disclosed the convertible note transaction (note 4) with its related exhibit (4.1) for the Loan Agreement and Convertible Promissory note (the "agreement") provided that this debt contained an interest rate of 3% per annum and the number of shares upon conversion as determined by the Board of Directors will be based on the fair market value of the Company at the time of such conversion (see Section 6 in the Agreement). In this regard, the conversion price did not reflect the market value of the common stock at the time of conversion upon the closing of the Share Exchange and the private placement where cash proceeds of $1.42/share were received in the offering. Also, the interest rate on this note appeared below market interest rates. As such it appears your financial statements should reflect a charge to operations for the cost of converting this debt at a 90% discount to the cash offering (market) price received in the private placement. It appears the expense may approximate $900,000 representing the number of shares (702,132) multiplied by the difference between the market price ($1.42/Share) and the conversion price ($.142). Please advise and revise your financial statements, as applicable. In addition, your updated March 31, 2007 financial statements should be amended to provide a footnote completely and clearly disclosing the conversion of the notes and the accounting treatment thereof. Please revise accordingly.

RESPONSE:

The Registration Statement has been modified to indicate that the conversion rate of the note issued to Fountainhead was at a price per share different from what the investors paid, and the affiliate status is also discussed therein.

The Form 10QSB for March 31, 2007 has been amended, where appropriate, to reflect the expense of the conversion of the Fountainhead note.

Private Placement Offering. page 18

8.  You indicate in the first paragraph on page 20 that Equicap, through Usunco, will contribute $8 million to its PRC joint venture within a month of closing. Please indicate what closing you are referring to. In addition, you indicate on page 18 that Equicap received net proceeds of approximately $10,400,000 in the private placement offering. Please indicate how the $2,400,000 not contributed to your PRC joint venture will be used.

RESPONSE:

The Registration Statement has been revised to indicate that the funding of the joint venture has taken place. In addition, there has been disclosure added to indicate the intended uses of the $2,400,000 not contributed to the joint venture, without specific allocations, since most of such funds are for general administrative and working capital requirements of the parent and to the extent needed, the subsidiaries.

Mr. Max Webb
June 13, 2007

Make Good Escrow Agreement. Pages 20 and 45

9.  Reference is made to the escrow agreement whereby the investors in the $12 million private placement offering consummated in March 2007 will receive additional shares put in escrow by former shareholders (officers and directors) of Usunco (predecessor operating company) if the operating results of Equicap do not meet certain specified operating performance measures in each of the next two fiscal years ending June 30, 2007 and 2008. Furthermore, you state that any shares received by the investors will be distributed at no additional consideration. We also concur with the company's statement that the release of shares to the investors at no additional consideration will result in a charge or expense to the financial statements. However, we do not believe that a reduction of revenues will be appropriate as the arrangement does not involve any revenue generating activities. With respect to the accounting treatment on recognition of an expense in the financial statements upon the release of any escrow shares to the investors, it appears the analogous guidance in Topic 5T of the Staff Accounting Bulletins (SAB 79) is appropriate as the principal shareholders are in effect paying an expense or liability on behalf of the company. In this regard, the recognition of an expense upon the release of shares to the investors will be reflected at the market value of the common stock at the date the shares are released from escrow.

In addition, it appears that the consolidated financial statements should also recognize the return of any escrow shares not distributed to the investors but returned to the former shareholders of Usunco who placed them in escrow. In this regard, it appears the former shareholders who placed them in escrow will be returned their shares if the company meets the specified operating based performance measures outlined in the escrow arrangement. As such, we believe that this escrow arrangement to the former shareholders of Usunco who placed them in escrow that involves the release of shares based on performance-based criteria is tantamount to a reverse stock split when shares are placed in escrow followed by the grant of restricted stock awards under a performance-based plan upon the achievement of the milestones in the escrow agreement. Therefore, please recognize a charge to operations upon the release of any shares from escrow to the former shareholder group based on the fair market value of the shares at the date they are released from escrow.

In summary, it appears the consolidated financial statements should recognize the effect for all shares released to either the investors or the former shareholder group. It appears that no recognition in the consolidated financial statements will occur only if the shares are forfeited or cancelled and net released to either the investors or former shareholder group

In the amended March 31, 2007 interim financial statements, please provide note disclosure completely and clearly describing the escrow agreement. The disclosure should also detail the accounting treatment and the potential impact on the consolidated financial statements for this arrangement. Please revise accordingly.

Mr. Max Webb
June 13, 2007

RESPONSE:

As indicated in Note 10 of the March 31, 2007 consolidated financial statements, we have revised the “Make Good Escrow Agreement” to clarify the accounting treatment and the potential impact on the consolidated financial statements.

Copies of Agreements. page 22

10.  Since you are not able to incorporate by reference into an SB-2, revise this section to clarify that the material terms of the agreements you reference are set forth in this prospectus and ensure that they are.

RESPONSE:

The Registration Statement has been revised to eliminate the reference to incorporating documents by reference. The material terms of the agreements that have been referenced have been described in the appropriate sections of the Registration Statement.

Market Data. page 23

11.  Please provide quarterly high and low bid information as required by Item 201(a)(ii) of Regulation S-B.

RESPONSE:

There has only been an update added to the price information to reflect the most recent transaction. There has been no addition of a table of trades for the last two years because there has been only very occasional trading, therefore a table of zeros would not be meaningful disclosure. The only trades we have been able to determine during the last two years are as follows: January 4, 2005, 100 shares; January 11, 2006, 3,366 shares; November 28, 2006, 100 shares; and April 9, 2007, 100 shares.

Plan of Operations, page 24

12.  Revise the first paragraph to clarify that this document is a prospectus, not a Current Report on Form 8-K.

RESPONSE:

The Plan of Operations has been eliminated and replaced by a Management’s Discussion and Analysis, to reflect the fact that the company is not in the development stage. The financial statements have been similarly adjusted.

Mr. Max Webb
June 13, 2007

Business, page 29 General
13.  You are encouraged to provide your Internet address. Refer to Item 101(c)(3) of Regulation S-B.

RESPONSE:

The company does not currently have an internet address.

Customers, page 34

14.  Please reconcile the statement that sales are "based on purchase orders and non-binding forecasts" with your revenue recognition policy.

RESPONSE:

The disclosure has been revised to indicate more clearly that it does not have long term sales commitments.

Sales And Marketing, Page 35

15.  Please provide the basis for your claim that your sales and marketing methods and systems "are advanced relative to current market standards and practices in China."

RESPONSE:

The Registration Statement has been revised to indicate that certain common management techniques in the West will be introduced to the operations in China which will improve the market standards and practices there. Although China is advancing at a fast pace, it lacks certain management practices in certain industries, such as the automotive parts industry, which is were the skills of the company personnel will be able to improve operations.

Research And Development, page 36

16.  Please estimate the amount spent on research and development in the last two years. Refer to Item 101(a)(10) of Regulation S -B.

RESPONSE:

The amounts spent on research and development during the last two fiscal years has been disclosed in the Registration Statement.

Mr. Max Webb
June 13, 2007

Facilities, page 39

17.  Please further describe the product development center you intend to open in China, including how it will help introduce "new products and technologies related to auto parts and diesel engines from the United States to China" and what steps you have already taken to achieve your goal of opening it in 2007.

RESPONSE

Upon review, it has been determined that the product development center is not currently part of the business plan; therefore this reference has been eliminated and no additional disclosure put into the Registration Statement.

Management, page 39

18.  Briefly describe the business experience, including employers and job titles held, for the last five years for Messrs. Wang, Ming He, and Widmann. In addition, provide the age of Mr. Widmann. Refer to Item 401(a) of Regulation S-B.

RESPONSE:

The biographies of the above mentioned persons have been changed to indicate the employment during the last five years, with dates.

Director Compensation, page 42

19.  We note that you intend to compensate each outside director with 50,000 shares of the company's common stock or options to purchase 50,000 shares of the company's common stock. Please indicate if you intend to compensate them in this way annually or otherwise.

RESPONSE:

The Registration Statement has been revised to indicate that the award of 50,000 shares or options is an initial consideration and subsequently any awards is in the discretion of the board of directors.

Selling Shareholders. page 48

20.  Please revise to indicate how each of the selling stockholders obtained their shares. Additionally, it does not appear that any of the selling stockholders other than vFinance Investments, Inc. are registered broker-dealers. Please confirm. Finally, please tell us whether any of the selling stockholders other than John Lemak, Gordon Roth, Leonard Sokolow, Carmelo Triccoli, Jonathan Rich, and Sean Martin are affiliates of broker-dealers.

Mr. Max Webb
June 13, 2007

RESPONSE:

The Registration Statement has been revised to indicate the transactions in which the selling stockholders obtained their shares. On the basis of questionnaires, we have determined and disclosed who are registered broker-dealers or their affiliates. We have confirmed that here or no other persons that are selling stockholders who are registered broker-dealers other than as disclosed.

Annual (Fiscal Year) Audited Consolidated Financial Statements, pages F-2 to F-11

21.  Upon filing your March 31, 2007 Form 10-QSB on May 14, 2007, we note that the consolidated financial statements now reflect the "Share Exchange" transaction consummated in March 2007 between Equicap and Usunco with the accounting treatment as described in note 1 to those interim consolidated financial statements. In the audited consolidated financial statements presently included in the filing for "Usunco Automotive Limited and Subsidiary," please also include a subsequent event note describing the Share Exchange with Usunco and the accounting treatment thereof, as the historical statements will be restated to reflect this share exchange transaction treated as a recapitalization. In this regard, please also change the name on all pages in the consolidated financial statements to "Equicap, Inc. (formerly Usunco Automotive Limited and Subsidiary)" with a similar revision made in the auditor's report.

Furthermore, please also revise the annual consolidated statements of income to provide earnings (loss) per share information based on the equivalent number of Equicap shares received in the recapitalization with the number of weighted average shares of common stock for each period with a note describing the per share computation thereof. Please also include an audited consolidated statement of changes in stockholders' equity reflecting the recapitalization of Usunco into Equicap for the two years ended June 30, 2006 in accordance with the guidance in Item 310(a) of Regulation S-B.

Lastly, please also revise the auditor's report to be dual-dated for the "Share Exchange" subsequent event and all the additional footnotes impacting the restated consolidated financial statements reflecting this transaction as a recapitalization. Refer to the guidance in Sections 530.05-06 and 711.12 of the Codification of Statements of Auditing Standards. In addition, please revise the auditor's report to opine on the audited consolidated statement of changes in stockholders' equity to be included in the amended Form SB-2. Please revise, accordingly.

Mr. Max Webb
June 13, 2007

RESPONSE:

The audited financial statements have been revised for the following: the “Shares Exchange” transaction subsequent event footnote; and accounting treatment; the name and former name; earnings per share information and calculation; statement of changes in stockholders’ equity; and the auditor’s report have been updated to reflect these changes.

Note 1 - Organization and Description of Business, page F-6

22.  We note that you have presented financial statements and a plan of operation pursuant to a development stage company. Paragraph 6 of SFAS 7 provides guidelines for identifying a development stage enterprise. It does not appear that you meet these guidelines as you are not devoting substantially all of your efforts to establishing a new business and your planned principal operations have commenced anti have generated significant revenue. Please revise your financial statements and your reference to being a development stage company on page 24 accordingly and include a discussion on your results of operations for fiscal 2006 in MD&A.

RESPONSE:

Both the March 31, 2007 and the audited financial statements have been revised to indicate that the company is a fully operating entity, not a development stage company, and a discussion of the results of operations for fiscal 2006 has been included in the MD&A.

23.  For clarity to readers of the consolidated financial statements, please expand the 2nd paragraph in Note 1 to state that IBC Automotive Products, Inc. ("IBC") is considered a "predecessor" business to Usunco as its operations constituted the business activities of Usunco formed to consummate the acquisition of IBC. In addition, please clarify that the consolidated financial statements reflect all predecessor statements of income and cash flow activities from the inception of IBC in May 2004.

RESPONSE:

Note 1 of the consolidated financial statements has been expanded to indicate that IBC Automotive Products, Inc. is a predecessor business to Usunco. A statement has been added to indicate that the consolidated financial statements reflect all predecessor statements of income and cash flows activities from the inception of IBC in May 2004.

Segments

24.  We note that you have two main product lines. Please tell us what consideration has been given to reporting the diesel engine products and auto parts products each as separate reporting segments in accordance with SFAS 131.

Mr. Max Webb
June 13, 2007

RESPONSE:

As of March 31, 2007, the Company had not yet started distribution of diesel engines and related products. All sales revenue for the periods through that date was generated from distribution of auto parts. The Company will review its reporting requirements and make adjustments when the additional line of business effectively starts.

25.  Please separately disclose in the notes to your financial statements the revenue attributable to the sale of diesel engine products and auto parts in accordance with paragraph 37 of SFAS 131.

RESPONSE:

See response to Comment 24 above.

Note 2: Summary of Significant Accounting Policies, page F-6 Accounts Receivable

26.  We note per your risk factor on page 5 that if your customers do not incorporate your products into their products and sell them in a timely fashion, they may not pay in a timely fashion. In light of this factor as well as the customary long payment terms granted to most of your China based customers, you should disclose your accounting policy for establishing reserves for bad debts.

RESPONSE:

As of March 31, 2007, the Company had not yet started distribution of its diesel engine and related products in China. Through that date, the Company revenues have been from sales of auto parts in North America. We have clarified the risk factor.

Please refer to “Accounts Receivable” section under Critical Accounting Policies and Estimate, which was revised to clarify the Company’s accounting treatment for accounts receivable.

27.  Also in light of the above, please tell us and disclose whether a right of return exists for customers that do not sell their products in a timely fashion. If the right has been granted, tell us how you have met all of the conditions in paragraph 6 of SFAS 48 to recognize revenue.

Mr. Max Webb
June 13, 2007

RESPONSE:

Please refer to “Sales Return and Warranties” section under Critical Accounting Policies and Estimates, which was added to clarify the Company’s return policies and accounting treatment.

Inventory
28.  Please revise your accounting policy for inventory to comply with Chapter 4 of ARB 43 on inventory pricing. Inventory should be recorded at the lower of cost or market. If the weighted average cost is higher than market as described in paragraph 9 of this chapter, inventory should be recorded at this value.

RESPONSE:

Accounting policy for inventory has been revised and expanded to comply with Chapter 4 of ARB 43, and as such includes the statement that “inventories are stated at the lower of cost or net realizable value.”

Revenue Recognition

29.  Please describe your revenue recognition process to us from the time an order is placed with your supplier, to the point in which the customer makes payment. Include the factors that must take place for revenue to be recognized. Also describe how you define "point of sale," or when the risk of loss is transferred to the customer. Tell us whether you take physical ownership of the products prior to distribution to your customers. Lastly, expand your revenue recognition policy to more clearly describe your policy.

RESPONSE:

Please refer to Note 2, Revenue Recognition, of the audited financial statements which clarifies and expands upon the revenue recognition policy.

Product Warranty

30.  We note per page 34 that you generally provide a one-year limited warranty to your customers. Please disclose your policy for accounting for these costs and tell us whether any reserves have been established for products that have been sold. Also, describe how you estimate these costs in your critical accounting policies.

Mr. Max Webb
June 13, 2007

RESPONSE:

We have clarified the fact that the Company provides a one-year limited warranty on products sold to customers, but the actual costs associated with this warranty are passed though to the suppliers.

Note 4: Rental Expense, page F-11

31.  Please revise your historical financial statements to reflect all costs of doing business, including those costs contributed, by your officers, directors, and any other shareholders. In this regard, we note that rental expense was not recorded for the period ended June 30, 2006, although an office site was maintained. Rental expense should be recorded in accordance with the guidance in Staff Accounting Bulletin Topic 1.B.1 as well as Topic 5.T (SAB 79), accordingly.

RESPONSE:

Both the March 31, 2007 financial statements and the audited financial statements have been revised to reflect the rental expenses as determined at fair market value.

Note 5 - Risk Factors, page F-/ 11

32.  Please expand the 1st and 2nd paragraphs to disclose the specific amount (%) of purchases and revenues for each of the major vendors and customers, respectively. You should also provide this information separately for each of the fiscal years. Refer to the guidance in paragraph 39 of SFAS No. 131 and SOP 94-6. Please revise accordingly.

RESPONSE:

Note 5 of the consolidated financial statements has been expanded to disclose specific amounts (%) of purchases and revenues for each of the major customers and vendors, respectively.

Age of Financial Statements

33.  Update the financial statements, as necessary, to comply with Rule 3-10 of Regulation S-B at the effective date of the registration statement.

Mr. Max Webb
June 13, 2007

RESPONSE:

The Registration Statement has been updated with the nine month financial statement disclosure.

Item 26. Recent Sales of Unregistered Securities, Page II-1

34.  Please provide information on all securities that Equicap has sold within the past three years without registering the securities under the Securities Act. For example, you have not listed here the share exchange, the common shares and agent warrants paid to vFinance, the conversion of convertible note by Fountainhead Capital Partners Limited, and the private placement offering, each of which is described on pages 17 to 19. Include for each transaction the section of the Securities Act or the rule of the Commission under which you claim exemption from registration and the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-B.

RESPONSE:

The Registration Statement has been amended, where necessary, to reflect the transactions in unregistered securities during the required period. Please note that the private placement and the issuances to vFinance are in one paragraph.

Exhibit 23.1, Consent Patrizio & Zhao, LLC

35.  Please include a currently dated consent in the registration statement prior to requesting effectiveness.

RESPONSE:

A currently dated consent of the accountants has been filed with the Registration Statement amendment.

Sincerely,

/S/ Andrew D. Hudders

Andrew D. Hudders